                             SEC FILE NUMBER 0-21782

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2003
                 --------------

                       FLETCHER CHALLENGE FORESTS LIMITED
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)

              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
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                    (Address of Principal Executive Offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F    A    Form 40-F
                   ------

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes        No   A
             ----      -----

      (If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

      THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS ON FORMS F-3 (NOS. 333- 6526, 333- 8932 AND 333- 12726) AND S-8 (FILE NO. 33- 97728) OF
      FLETCHER CHALLENGE FORESTS LIMITED AND CERTAIN OF ITS SUBSIDIARIES AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 15 September 2003              FLETCHER CHALLENGE FORESTS LIMITED

                                    /s/ P M GILLARD

                                    P M GILLARD

                                    SECRETARY
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[FLETCHER CHALLENGE FORESTS GRAPHIC]

                             [NEWS RELEASE GRAPHIC]

        STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).

                   LETTER OF INTENT SIGNED FOR SALE OF FORESTS

AUCKLAND, 15 September 2003 - Fletcher Challenge Forests announces that on 15 September 2003 it signed a Letter of Intent for the purpose of concluding a sale of the Company's entire forests estate and related assets.

FOREST SALE PROPOSAL

-     Letter of Intent signed with The Campbell Group, LLC

- Sale price agreed of $685 million, subject to due diligence -- a 42% premium to share market valuation prior to announcement of forest sale process

- Includes all of the forest land, crop, associated assets and working capital

-     Targeting a capital return of approximately $1.00 per share

- Cash plus carrying value of processing and distribution businesses approximates $1.42 per share

-     Completion of forest sale process still targeted for the end of December
      2003.

FOREST SALE PROPOSAL

The non-binding Letter of Intent has been entered into with The Campbell Group, LLC, a global forest investment manager that acts on behalf of large United States and international institutional investors, with the purpose of concluding an agreement for the sale of the Company's entire forest estate and related assets. The Campbell Group is based in Portland, Oregon, and is one of the largest timber investment managers in the world with assets under management exceeding US$1.4 billion.


TO:          BUSINESS EDITOR            From:                Paul Gillard
                                        Company Secretary & General Counsel

Fax/Email:   AUTO                       FLETCHER CHALLENGE FORESTS LTD

                                        Telephone:           64-9-571 9846
                                        Fax:                 64-9-571 9872

Please note: If you do not receive 3 page(s) including this page, or if any page is not readable, please call the Information Officer immediately on telephone 64-9-571 9814.

Further information on Fletcher Challenge Forests can be found at http://www.fcf.co.nz.

A sale price of NZ$685 million has been agreed, subject to confirmatory due diligence and receipt of all required consents. The assets to be sold include forest land and crop, associated assets and working capital.

While a slightly lower value than the $728 million (net of minorities and tax) carrying value that we announced last week, the difference reflects the price for the early realisation of value for shareholders, compared with an on-going "in use" value to be realised over time.

Chairman, Sir Dryden Spring, said, "This sale proposal confirms the Company's previously stated belief that there were forest investors who would place a value on the Company's forests well above the value implied by the historical share price. This proposal represents an asset backing for the total Company of approximately $1.42 per share (including approximately $1.00 of cash), a 42% premium to the share price prior to the forest sale process commencing. It will also facilitate the redirection of the business to focus on the high value marketing, distribution and processing activities."

Any sale will require Overseas Investment Commission approval, as well as the approval of the Company's shareholders. As part of the shareholder approval process, an independent adviser's report on the proposal will be sent to shareholders.

During the due diligence period the Company will finalise log supply arrangements and staff requirements that meet the needs of the Company's manufacturing operations. It is likely that some of the Company's staff will be offered positions with the new owner, but there will also be redundancies. There are approximately 150 staff employed directly in the Company's forestry operations.

The Company is targeting completion of the forest sale process at the end of December 2003, and has agreed to negotiate only with The Campbell Group during that period. Recognising the commitment that has been made by The Campbell Group, the Company has agreed to The Campbell Group's requirement for certain non-completion payments if the transaction does not proceed or is not approved by the Company's shareholders. In addition, the Company is required to make a payment to The Campbell Group if the Board subsequently decides to enter into discussions with another party in relation to a possible sale of the forests assets during the above period. The Letter of Intent does not create a contractual commitment on either party to complete a transaction.

The Company will make a further announcement when a binding agreement for sale and purchase is entered into. Given the size and complexity of the forest business assets, this is expected to take some weeks to finalise. The parties are targeting the end of October 2003 for the signing of a sale and purchase agreement.

Following completion of the proposed sale, the Company is targeting a capital return to shareholders of approximately $558 million (or NZ$1.00 per share) (including the NZ$140 million announced earlier this year) subject to receipt of all necessary consents and approvals relating to the forest assets, shareholder approval and receipt of satisfactory tax rulings from the Inland Revenue Department.
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Following the capital return, the Company's marketing, manufacturing and distribution businesses are expected to have no net debt prior to funding new investment. The Company will adopt a new name, and growth opportunities have been identified.

The asset backing following the return of capital of approximately NZ$1.00 per share will be approximately 42 cents per existing share (NZ$234 million). That value reflects the historical cost of the distribution and processing businesses and, in particular, carries the Company's equity investment in the US based distribution business at only NZ$24 million. Given the strategic significance and earnings potential of these businesses (earnings of NZ$14 million in each of the last two years), the Company believes their market value to be significantly above their carrying value.

The Company expects to make announcements on new initiatives in these areas before the end of the year.

Macquarie New Zealand Limited advised the Company on the sale process.

Contact details for The Campbell Group: Stanley G. Renecker, phone +1 503 275 9675, or email srenecker@campbellgroup.com

Ends

Fletcher Challenge Forests will hold a briefing for media representatives at 4:30 pm NZ time on Monday 15 September. For "listen-in only" access to the briefing, dial 083-032 (within NZ); or +64-8308-3032 internationally. Enter 197254# when prompted for your PIN.

The media presentation and address will be available on our website (www.fcf.co.nz).